Humphry Slocombe Group, LLC
Balance Sheet
As of December 31, 2019

	As of Dec 31, 2019	Total As of Dec 31, 2018 (PP)	Change
ASSETS			
Current Assets			
Bank Accounts			
Total Bank Accounts	$ 46,078.53	$ 25,290.43	$ 20,788.10
Total Accounts Receivable	$ 63,603.61	$ 75,321.52	-$ 11,717.91
Total Other Current Assets	$ 522,501.30	$ 725,455.99	-$ 202,954.69
Total Current Assets	$ 632,183.44	$ 826,067.94	-$ 193,884.50
Total Fixed Assets	$ 756,851.14	$ 697,092.28	$ 59,758.86
Total Other Assets	$ 256,490.08	$ 256,490.08	$ 0.00
TOTAL ASSETS	$ 1,645,524.66	$ 1,779,650.30	-$ 134,125.64
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Total Accounts Payable	$ 387,683.13	$ 272,376.09	$ 115,307.04
Total Credit Cards	$ 91,138.54	$ 83,309.25	$ 7,829.29
Total Other Current Liabilities	$ 139,963.82	$ 58,947.45	$ 81,016.37
Total Current Liabilities	$ 618,785.49	$ 414,632.79	$ 204,152.70
Long-Term Liabilities			
Total 2720 Square Loans	$ 110,911.51	$ 137,485.20	-$ 26,573.69
Total 2750 Other Loans	$ 467,942.06	$ 65,983.52	$ 401,958.54
Total Long-Term Liabilities	$ 578,853.57	$ 203,468.72	$ 375,384.85
Total Liabilities	$ 1,197,639.06	$ 618,101.51	$ 579,537.55
Equity			
31000 Members Equity	2,741,442.11	2,578,237.11	163,205.00
34000 Retained Earnings	-1,416,688.32	-971,448.74	-445,239.58
Net Income	-876,868.19	-445,239.58	-431,628.61
Total Equity	$ 447,885.60	$ 1,161,548.79	-$ 713,663.19
TOTAL LIABILITIES AND EQUITY	$ 1,645,524.66	$ 1,779,650.30	-$ 134,125.64

Humphry Slocombe Group, LLC
Profit and Loss
January - December 2019

		Total
Income		
40000 Sales		0.00
40100 Ice Cream		0.00
40110 Pints		1,459,747.92
40112 Pints Delivery		345,906.83
40114 E-Commerce		51,249.17
Total 40110 Pints	$	**1,856,903.92**
40120 Scoops		2,382,317.15
40125 Single Serve		23,559.20
40130 Tubs		143,487.61
40140 Other Ice Cream		464,895.58
Total 40100 Ice Cream	$	**4,871,163.46**
40200 Baked Goods		15,952.00
40300 Beverages		18,422.25
40400 Packaged Food Merchandise		25,487.20
40500 Non-Food Merchandise		13,319.99
Total 40000 Sales	$	**4,944,344.90**
40700 Royalty/Licensing		63,243.21
40900 Sales - Other		46,161.92
41000 Discounts & Returns		-258,662.24
Total Income	$	**4,795,087.79**
Cost of Goods Sold		
50000 Cost of Goods Sold		
51000 Direct COGS		745,170.14
51100 Ice Cream-COGS		
51110 Pints-COGS		246,657.80
51120 Scoops-COGS		152,048.88
51125 Single Serve		5,076.89
51130 Tubs-COGS		26,252.59
51140 Other-COGS		97,950.08
Total 51100 Ice Cream-COGS	$	**527,986.24**
51300 Beverages-COGS		8,335.36
51500 Non-Food Merchandise-COGS		3,992.93
Total 51000 Direct COGS	$	**1,285,484.67**
52100 Other Packaging		6,948.97
52200 Cost of Labor		
52210 Wages		300,844.99
52220 Payroll Taxes		31,013.27
52225 Benefits		2,894.38
52230 Temp Labor		10,573.35
52250 Sick Pay		5,782.64

Total 52200 Cost of Labor	$	351,108.63
52300 Production Repairs & Maintenance		45.00
52500 Kitchen/Cleaning Supplies		60,662.41
53000 Warehousing & Fulfillment		
52240 Co-Packer fee		280,828.65
53110 Warehouse Fees & Storage		94,623.01
53130 Shipping Supplies		31,918.16
53210 Freight		104,005.18
53220 Delivery Fees (3rd party)		84,549.17
53230 Delivery Wages (on HS payroll)		52,979.65
Total 53000 Warehousing & Fulfillment	$	648,903.82
55999 Inventory Adjustments/Write-Offs		34,951.80
Total 50000 Cost of Goods Sold	$	2,388,105.30
Total Cost of Goods Sold	$	2,388,105.30
Gross Profit	$	2,406,982.49
Expenses		
61000 Sales & Marketing		6,080.60
61200 Promotional Swag		29,859.38
61300 Consultants & Agencies		97,735.00
61400 Advertising & Design		15,833.45
61500 Research & Development		80.00
61700 Commissions		
61710 Broker Commissions		49,500.00
61720 Press 12 Commissions		23,255.00
Total 61700 Commissions	$	72,755.00
61730 Event Fees		37,016.88
61735 Trade Spend		27,393.51
Total 61000 Sales & Marketing	$	286,753.82
62000 Operations		
62310 Equipment Rental		23,475.67
62320 Repairs & Maintenance		60,107.95
62370 Supplies & Materials		119,761.49
Total 62000 Operations	$	203,345.11
71000 General & Administrative		
71100 Payroll Expenses		
71110 Wages		1,197,723.10
71120 Bonus		1,691.62
71130 Benefits		16,133.96
71140 Payroll Taxes Paid		114,139.14
71150 PTO		9,140.56
71160 Worker's Comp Insurance		41,996.97
71165 Health Insurance		24,173.73
71170 Sick Pay		7,366.67
71190 Guaranteed Payments		229,279.69
Total 71100 Payroll Expenses	$	1,641,645.44
71200 Travel & Entertainment		
71210 Airfare		9,439.42

71220 Lodging		6,865.36
71230 Ground Transportation		27,889.04
71240 Meals and Entertainment (50% deduct.)		1,606.55
71250 Staff Meals & Events (100% deduct.)		3,248.83
Total 71200 Travel & Entertainment	$	**49,049.20**
71300 Occupancy		
71310 Rent		493,557.76
71320 Utilities		123,001.57
Total 71300 Occupancy	$	**616,559.33**
71400 Professional Fees		
71410 Legal		77,018.22
71420 Accounting		9,921.14
71430 Consulting & Professional Fees		60,702.63
Total 71400 Professional Fees	$	**147,641.99**
71499 Recruiting Fees		22,286.38
71500 Technology		
71330 Telecommunications		16,119.36
71510 Online/Cloud Services		4,799.25
71520 Software/Hardware < $2.5K		15,895.61
Total 71500 Technology	$	**36,814.22**
71600 Charitable Contributions		6,132.50
71710 Office Supplies		2,729.84
71720 Postage & Delivery		960.72
71740 Over/Under Cash		-5.63
71752 Licenses/Certification/ Permits		29,173.78
71753 Bank/Payroll/Merchant Fees		118,568.54
71760 Insurance		6,942.04
71765 Auto Insurance		16,382.72
71766 Liability Insurance		9,742.14
Total 71760 Insurance	$	**33,066.90**
71770 Taxes		
71772 Local Taxes		16,870.84
71773 Property Tax		6,638.62
Total 71770 Taxes	$	**23,509.46**
Total 71000 General & Administrative	$	**2,728,132.67**
Total Expenses	$	**3,218,231.60**
Net Operating Income	-$	**811,249.11**
Other Income		
83000 Other Income		23,488.95
Total Other Income	$	**23,488.95**
Other Expenses		
84000 Interest Expense		89,108.03
Total Other Expenses	$	**89,108.03**
Net Other Income	-$	**65,619.08**
Net Income	-$	**876,868.19**

160

133.7
666.66
532.96